Filed by First Mid-Illinois Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First BancTrust Corporation
First Mid Exchange Act File No.: 001-36434

CONFIDENTIAL - FOR INTERNAL USE ONLY
EMAIL-Distribution 5:05 p.m.

To:    Everyone [All First Mid Employees]
From:    Joe Dively, Chairman and CEO
Date:    December 11, 2017
Re:    First Mid to Acquire First BancTrust Corporation

We are very pleased to announce today that we entered into a definitive agreement to acquire First BancTrust Corporation (OTCQX: FIRT), the holding company for First Bank. The news release is attached.

First BancTrust Corporation, headquartered in Champaign, Illinois, operates as the holding company for First Bank which has eight banking centers located in Champaign, Martinsville, Marshall, Paris, Rantoul and Savoy. The bank has total assets of about $466 million, with deposits totaling about $378 million and $368 million in net loans. The company has about 130 employees.

In the joint news release, we communicated many reasons why we found First Bank attractive and a good fit for First Mid. This acquisition provides First Mid with a deeper presence in the attractive and growing Champaign-Urbana region and new entry into the Paris and Marshall markets through an established banking franchise with a 130-year history and a strong community presence. As a combined company, we can achieve greater scale and scope and in the future bring expanded services to First Bank customers in the areas of trust, brokerage, retirement services, insurance and farm management.
We expect the transaction to close by mid-2018 and to begin system conversion around August 2018. As essential information becomes available about the transaction closing and your potential involvement with the integration and conversion processes, we will provide updates. Questions should be directed to your supervisor or manager.

If you receive any inquiries from the media or the public, please forward them to Laura ZuHone in Marketing at lzuhone@firstmid.com or 217-258-0675.

This acquisition meets our financial, risk, regulatory and market potential criteria and we believe it is a good fit for First Mid and one step closer to reaching our Achieve 2020 goals. Thanks to all of you for your diligence and hard work to provide services of which we can be proud and for all your contributions to our Company’s future.

_____________________________________________________________________________________________
1421 Charleston Avenue Mattoon, Illinois 61938
(P) 217-258-0409 (F) 217-258-0485 (W) www.firstmid.com

Forward Looking Statements
This document may contain certain forward-looking statements about First Mid-Illinois Bancshares, Inc. (“First Mid”) and First BancTrust Corporation (“First Bank”), such as discussions of First Mid’s and First Bank’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and First Bank intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and First Bank, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and First Bank will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Bank with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approval; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and First Bank; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and First Bank’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and First Bank; and accounting principles, policies and guidelines. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Bank that also constitutes a prospectus of First Mid. Investors in First Bank are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to First BancTrust Corporation, 114 West Church Street, Champaign, IL 61824, Attention: Investor Relations. A final proxy statement/prospectus will be mailed to the stockholders of First Bank.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation
First Mid and First Bank, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 14, 2017. Information about the directors and executive officers of First Bank is set forth in its proxy statement for its 2017 annual meeting of stockholders, which is available on its website. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.